**Filed Pursuant to Rule 433**
**Registration No. 333-202524**
**September 4, 2015**
**FREE WRITING PROSPECTUS**
**(To Prospectus dated March 5, 2015,**
**Prospectus Supplement dated March 5, 2015 and**
**Stock-Linked Underlying Supplement dated March 5, 2015)**

# HSBC USA Inc.
## Autocallable Yield Notes

▶ Autocallable Yield Notes linked to the Common Stock of Apple Inc.

▶ 12 month term if not called

▶ Annualized monthly coupons of 8.00% per annum, to be paid in equal monthly installments

▶ Contingent return of principal

▶ If the notes are not called, and if a Trigger Event occurs and the Final Return is negative, you will lose all or a portion of your principal amount

▶ A Trigger Event will occur if the closing price of the Reference Stock on any trading day during the Observation Period is less than the Trigger Price of

[65% - 70%] of the Initial Price (to be determined on the Pricing Date)

▶ Callable quarterly on or after March 11, 2016 if the closing price of the Reference Stock is at or above the Initial Price

▶ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $950 and $985 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

| | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | | |
| Total | | | |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% and referral fees of up to 0.60% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.10% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this free writing prospectus.

**The Notes:**

| **Are Not FDIC Insured** | **Are Not Bank Guaranteed** | **May Lose Value** |
|---|---|---|

**HSBC** ◆

# HSBC USA Inc.

# 12-Month Autocallable Yield Notes
## Linked to the Common Stock of Apple Inc.

## Indicative Terms*

| | |
|---|---|
| **Principal Amount** | $1,000 per Note |
| **Term** | 12 months, if not called prior to maturity |
| **Call Feature** | The Notes will be automatically called if the Official Closing Price of the Reference Stock is at or above the Initial Price on any Call Observation Date on or after March 11, 2016.** In such case, you will receive on the corresponding Call Payment Date a payment equal to 100% of the Principal Amount, together with the coupon payment payable on the corresponding Call Payment Date.** |
| **Reference Asset** | The common stock of Apple Inc. (Nasdaq Global Select Market symbol: AAPL UQ) (the "Reference Stock") |
| **Annual Coupon Rate** | 8.00% per annum, equivalent to 0.6667% per month. |
| **Payment at Maturity per Note** | Unless the Notes are automatically called, for each $1,000 in Principal Amount, you will receive a payment on the Maturity Date calculated as follows, plus the final coupon payment:<br>■ If a Trigger Event does not occur or if the Final Price is greater than or equal to the Initial Price, $1,000.<br>■ If a Trigger Event occurs and the Final Return is less than zero, $1,000 + ($1,000 x Final Return) |
| **Trigger Event** | A Trigger Event occurs if the Official Closing Price of the Reference Stock is below the Trigger Price on any trading day during the Observation Period. |
| **Trigger Price** | [65% - 70%] of the Initial Price |
| **Observation Period** | From but excluding the Pricing Date to and including the Final Valuation Date. |
| **Final Return** | $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$ |
| **Trade Date** | September 11, 2015 |
| **Pricing Date** | September 11, 2015 |
| **Original Issue Date** | September 16, 2015 |
| **Final Valuation Date** | September 13, 2016 |
| **Maturity Date** | September 16, 2016 |
| **CUSIP** | 40433UAD8 / US40433UAD81 |

\* As more fully described beginning on page FWP-4.
\*\* See pages FWP-4 and FWP-5 for Call Observation Dates, Call Payment Dates and Coupon Payment Dates.

## The Notes

The Notes may be suitable for investors who believe that the closing price of the Reference Stock will not be less than the Trigger Price on any trading day during the Observation Period or that the Final Price will not be lower than the Initial Price, and who seek higher monthly coupon payments (relative to the yield on traditional conventional debt securities with a similar term and issued by issuers with a credit rating similar to ours), regardless of the performance of the Reference Stock as long as the Notes are not automatically called.

If the Notes are not automatically called and if a Trigger Event does not occur during the Observation Period or if the Final Price is greater than or equal to the Initial Price, you will receive the Principal Amount at maturity plus the final coupon payment.

If the Notes are not automatically called, and if a Trigger Event occurs and the Final Return is negative, you will lose some or all of your Principal Amount at maturity. In such a case, even with the coupon payments made on the Notes, your yield on an investment in the Notes may be negative.

If the closing price of the Reference Stock is at or above its Initial Price on any Call Observation Date, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the coupon payable on the corresponding Call Payment Date.

The offering period for the Notes is through **September 11, 2015**



## Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been automatically called, the Final Price, and whether a Trigger Event occurs. Regardless of whether a Trigger Event occurs, you will receive your monthly coupons on each Coupon Payment Date, subject to your Notes being automatically called. If you lose some or all of your Principal Amount at maturity, even with the coupon payments made on the Notes, your yield on an investment in the Notes may be negative.



# HSBC USA Inc.
# 12-Month Autocallable Yield Notes



This free writing prospectus relates to a single offering of Autocallable Yield Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of the common stock of Apple Inc. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The common stock of Apple Inc. (Nasdaq Global Select Market symbol: AAPL UQ) (the "Reference Stock") |
| **Trade Date:** | September 11, 2015 |
| **Pricing Date:** | September 11, 2015 |
| **Original Issue Date:** | September 16, 2015 |
| **Final Valuation Date:** | September 13, 2016, subject to adjustment as described under "Additional Terms of the Notes —Valuation Dates" in the accompanying Stock-Linked Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, expected to be September 16, 2016. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. |
| **Call Feature:** | We will automatically call the Notes if the Official Closing Price of the Reference Stock is at or above the Initial Price on any Call Observation Date. If the Notes are automatically called, they will be redeemed on the corresponding Call Payment Date at 100% of their Principal Amount, together with the applicable coupon payment. |
| **Payment at Maturity:** | Unless the Notes are automatically called, on the Maturity Date, we will pay you the Final Settlement Value plus the final coupon payment. |
| **Final Settlement Value:** | If the Notes are not automatically called, for each $1,000 in Principal Amount, you will receive a payment on the Maturity Date calculated as follows, in addition to the final coupon payment: |

▸ *If a Trigger Event does not occur or if the Final Return is greater than or equal to zero,* $1,000

▸ *If a Trigger Event occurs and the Final Return is less than zero,* $1,000 + ($1,000 x Final Return).

  *In such a case, you will lose up to 100% of your Principal Amount at maturity. Even with the coupon payments made on the Notes, your yield on an investment in the Notes may be negative.*

| | |
|---|---|
| **Trigger Event:** | A Trigger Event occurs if the Official Closing Price of the Reference Stock is below the Trigger Price on any trading day during the Observation Period. |
| **Trigger Price:** | [65% - 70%] of the Initial Price (to be determined on the Pricing Date). |
| **Observation Period:** | From but excluding the Pricing Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Stock-Linked Underlying Supplement. |
| **Call Observation Dates:** | March 11, 2016, June 13, 2016, and September 13, 2016 (the Final Valuation Date). The Call Observation Dates are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement. |
| **Call Payment Dates:** | March 16, 2016, June 16, 2016, and September 16, 2016 (the Maturity Date). The Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. |

| | |
|---|---|
| **Annual Coupon Rate (paid monthly):** | 8.00% per annum, equivalent to at least 0.6667% per month |
| **Coupon Payment Dates:** | The 16th calendar day of each month up to and including the Maturity Date, commencing on October 16, 2015. The Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. |
| **Final Return:** | The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$ |
| **Initial Price:** | The Official Closing Price of the Reference Stock on the Pricing Date. |
| **Final Price:** | The Official Closing Price of the Reference Stock on the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement. |
| **Official Closing Price:** | The closing price of the Reference Stock on any scheduled trading day as determined by the calculation agent based upon the value displayed on the Bloomberg Professional® service page "AAPL UQ <EQUITY>", any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement. |
| **CUSIP/ISIN:** | 40433UAD8 / US40433UAD81 |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.*

## GENERAL

This free writing prospectus relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc.  We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.  Although the offering of Notes relates to the Reference Stock, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Stock-Linked Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control.  You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.  As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm

▸ The prospectus supplement at:  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes.  You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance.  In the event of any material changes to the terms of the Notes, we will notify you.

## PAYMENT ON THE NOTES

### Call Feature

The Notes will be automatically called if the Official Closing Price of the Reference Stock is at or above the Initial Price on any Call Observation Date.  If the Notes are automatically called, investors will receive, on the corresponding Call Payment Date, a cash payment equal to 100% of the Principal Amount together with the coupon payment payable on the corresponding Call Payment Date.

### Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 in Principal Amount, you will receive a cash payment equal to the Final Settlement Value (plus the final coupon payment) determined as follows:

▸ If a Trigger Event does not occur or if the Final Return is greater than or equal to zero, $1,000.

▸ If a Trigger Event occurs and the Final Return is less than zero, $1,000 + ($1,000 x Final Return).

**Coupon**

Unless the Notes are automatically called, on each Coupon Payment Date, for each $1,000 in Principal Amount, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by 12. The expected Coupon Payment Dates are set forth above. The Coupon Payment Dates are subject to postponement for non-business days and other events as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" on page S-12 in the accompanying prospectus supplement.

The Annual Coupon Rate will be 8.00% per annum, and to be paid in equal monthly installments.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the Notes.

**Observation Period**

The period from but excluding the Trade Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying Stock-Linked Underlying Supplement.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You believe that the Official Closing Price of the Reference Stock will not be below the Trigger Price on any trading day during the Observation Period or that the Final Price will not be below the Initial Price.

▶ You are willing to make an investment that is potentially exposed to downside performance of the Reference Stock on a 1-to-1 basis.

▶ You are willing to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of the Reference Stock is at or above the Initial Price.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are willing to forgo dividends or other distributions paid to holders of the Reference Stock.

▶ You are willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe that the Official Closing Price of the Reference Stock will be below the Trigger Price on at least one trading day during the Observation Period and the Final Price will be below the Initial Price.

▶ You are unwilling to make an investment that is potentially exposed to downside performance of the Reference Stock on a 1-to-1 basis.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of the Reference Stock is at or above the Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You prefer to receive the dividends or other distributions paid on the Reference Stock.

▶ You prefer a product that provides upside participation in the Reference Stock, as opposed to the coupon being offered with respect to your Notes.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the Reference Stock. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes do not guarantee return of principal and you may lose 100% of the Principal Amount.**

The Notes do not guarantee return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and if a Trigger Event occurs during the Observation Period and the Final Return of the Reference Stock is negative. In this case, the Payment at Maturity will be less than the Principal Amount of the Notes, and you will lose 100% of the Principal Amount if the Final Price of the Reference Stock falls to zero. In such a case, even with the coupon payments made on the Notes, your yield on an investment in the Notes may be negative.

**You will not participate in any appreciation in the price of the Reference Stock.**

Other than the coupon payments, the Notes will not pay more than the Principal Amount at maturity or upon an automatic call. Even if the Final Return of the Reference Stock is greater than zero (regardless of whether a Trigger Event has occurred), you will not participate in any appreciation of the Reference Stock. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments. Under no circumstances, regardless of the extent to which the price of the Reference Stock appreciates, will your return exceed the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Stock.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**The Notes may be automatically called prior to the Maturity Date.**

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

**The protection provided by the Trigger Price may terminate at any time during the Observation Period.**

If a Trigger Event has not occurred, you will receive at least the principal amount at maturity, even if the Final Price is less than the Initial Price. However, if a Trigger Event occurs at any time on any scheduled trading day during the Observation Period and the Final Price is less than the Initial Price, you will lose 1% of your principal amount for every 1% that the Final Price is less than the Initial Price. The Notes may be automatically called prior to the Maturity Date.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Stock and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock relative to the Initial Price. We cannot predict the Official Closing Price of the Reference Stock at any time during the Observation Period, including on a Call Observation Date or on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stock or return on the Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of the Reference Stock's Final Returns from -100% to +100%, assuming that the Notes are not called prior to maturity. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

▸ Principal Amount: $1,000

▸ Hypothetical Trigger Price: 70% of the Initial Price (the actual Trigger Price will be determined on the Pricing Date)

▸ Annual Coupon Rate (paid monthly): 8.00% per annum, to be paid at 0.6667% per month

| | Trigger Event Does Not Occur[1] | | | | Trigger Event Occurs[2] | | | |
|---|---|---|---|---|---|---|---|---|
| Final Return of the Reference Stock | Hypothetical Total Coupon Paid Over the Term of the Notes[3] | Hypothetical Final Settlement Value | Hypothetical Total Payments on the Notes | Hypothetical Total Return on the Notes | Hypothetical Total Coupon Paid Over the Term of the Notes[3] | Hypothetical Final Settlement Value | Hypothetical Total Payments on the Notes | Hypothetical Total Return on the Notes |
| 100.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $1,000 | $1,080.00 | 8.00% |
| 90.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $1,000 | $1,080.00 | 8.00% |
| 80.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $1,000 | $1,080.00 | 8.00% |
| 70.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $1,000 | $1,080.00 | 8.00% |
| 60.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $1,000 | $1,080.00 | 8.00% |
| 50.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $1,000 | $1,080.00 | 8.00% |
| 40.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $1,000 | $1,080.00 | 8.00% |
| 30.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $1,000 | $1,080.00 | 8.00% |
| 20.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $1,000 | $1,080.00 | 8.00% |
| 10.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $1,000 | $1,080.00 | 8.00% |
| 0.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $1,000 | $1,080.00 | 8.00% |
| -10.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $900 | $980.00 | -2.00% |
| -20.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $800 | $880.00 | -12.00% |
| -30.00% | $80.00 | $1,000 | $1,080.00 | 8.00% | $110.00 | $700 | $780.00 | -22.00% |
| -40.00% | N/A | N/A | N/A | N/A | $110.00 | $600 | $680.00 | -32.00% |
| -50.00% | N/A | N/A | N/A | N/A | $110.00 | $500 | $580.00 | -42.00% |
| -60.00% | N/A | N/A | N/A | N/A | $110.00 | $400 | $480.00 | -52.00% |
| -70.00% | N/A | N/A | N/A | N/A | $110.00 | $300 | $380.00 | -62.00% |
| -80.00% | N/A | N/A | N/A | N/A | $110.00 | $200 | $280.00 | -72.00% |
| -90.00% | N/A | N/A | N/A | N/A | $110.00 | $100 | $180.00 | -82.00% |
| -100.00% | N/A | N/A | N/A | N/A | $110.00 | $0 | $80.00 | -92.00% |

[1] The Official Closing Price of the Reference Stock never falls below the Trigger Price on any trading day during the Observation Period.

[2] The Official Closing Price of the Reference Stock falls below the Trigger Price on at least one trading day during the Observation Period.

[3] Assuming the Annual Coupon Rate is 8.00% and the Notes have been held to maturity, the total amount of the coupons paid on the Notes as of the Maturity Date will equal $80.00, with hypothetical coupon payments of $6.67 made on each Coupon Payment Date.

**Hypothetical Examples of the Final Settlement Value**

The three examples below set forth examples of hypothetical Final Settlement Values based on the following assumptions:

- Principal Amount of Notes: $1,000

- Hypothetical Trigger Price: 70% of the Initial Price (the actual Trigger Price will be determined on the Pricing Date).

- Annual Coupon Rate (paid monthly): 8.00% per annum, to be paid at 0.6667% per month

- Hypothetical Initial Price: $100

The actual Trigger Price and Initial Price will be determined on the Pricing Date.

In addition to the Final Settlement Value, you will be entitled to receive coupon payments monthly on each Coupon Payment Date, up to and including the Maturity Date (or the Call Payment Date corresponding to a Call Observation Date on which the Notes are automatically called, if applicable).

The examples provided herein are for illustration purposes only. The actual Final Settlement Value, if any, will depend on whether the Notes are automatically called and if a Trigger Event occurs and, if so, the Final Return of the Reference Stock. You should not take these examples as an indication of potential payments. It is not possible to predict whether the Notes will be automatically called and whether a Trigger Event will occur and, if so, whether and to what extent the Final Return of the Reference Stock will be less than zero.

**Example 1: The Notes are not automatically called and a Trigger Event occurs. Additionally, the Final Return of the Reference Stock is less than zero.**

| Lowest Official Closing Price of the Reference Stock During the Observation Period | Final Price/Final Return |
|---|---|
| $40 (40% of Initial Price) | $50/-50% |

Since the Official Closing Price of the Reference Stock is below the Trigger Price during the Observation Period, a **Trigger Event occurs**.

In addition, because the Final Return is less than zero, the Final Settlement Value

= Principal Amount + (Principal Amount × Final Return)

= $1,000 + ($1,000 × -50%) = **$500.00**

Therefore, with the total coupon payments of $80.00 over the term of the Notes, the total payment on the Notes is $580.00.

**Example 2: The Notes are not automatically called and a Trigger Event occurs. Additionally, the Final Return of the Reference Stock is greater than or equal to zero.**

| Lowest Official Closing Price of the Reference Stock During the Observation Period | Final Price/Final Return |
|---|---|
| $65 (65% of Initial Price) | $130/30% |

Since the Official Closing Price of the Reference Stock is below the Trigger Price during the Observation Period, a **Trigger Event occurs**.

However, because the Final Return is greater than or equal to zero, the Final Settlement Value equals **$1,000.**

Therefore, with the total coupon payments of $80.00 over the term of the Notes, the total payment on the Notes is $1,080.00.

**Example 3: The Notes are not automatically called and a Trigger Event does not occur.**

| Lowest Official Closing Price of the Reference Stock During the Observation Period | Final Price/Final Return |
|---|---|
| $75 (75% of Initial Price) | $80/-20% |

Since the Official Closing Price of the Reference Stock is not below the Trigger Price during the Observation Period, a Trigger Event does not occur. Therefore, the Final Settlement Value equals **$1,000**.

Therefore, with the total coupon payments of $80.00 over the term of the Notes, the total payment on the Notes is $1,080.00.

**Example 4: The Official Closing Price of the Reference Stock is $130 on the first Call Observation Date and the Notes are automatically called.**

Since the Official Closing Price of the Reference Stock on the first Call Observation Date is at or above the Initial Price, the Notes are automatically called.  Therefore, on the first Call Payment Date, you will receive a total payment of $1,006.67, which is equal to the sum of the $1,000 Principal Amount plus the coupon payment of $6.67 owed to you on that date.

Therefore, with the total coupon payment of $20.01 paid on the three Coupon Payment Dates (including the Call Payment Date), the total payment on the Notes is $1,020.01. Once the Notes are automatically called, no further coupon payment will be paid on the subsequent Coupon Payment Dates.

## INFORMATION RELATING TO THE REFERENCE STOCK

**Description of Apple Inc.**

Apple Inc. has stated in its filings with the SEC that it designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals and networking solutions. The company sells its products through its online stores, its retail stores, its direct sales force, third-party wholesalers and resellers. Information filed by AAPL with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-10030 or its CIK Code: 320193.

**Historical Performance of Apple Inc.**

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2008 through September 2, 2015. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of its future performance.**

| QUARTER ENDING | QUARTER HIGH | QUARTER LOW | QUARTER CLOSE | QUARTER ENDING | QUARTER HIGH | QUARTER LOW | QUARTER CLOSE |
|---|---|---|---|---|---|---|---|
| March 31, 2008 | $28.60 | $16.49 | $20.50 | March 30, 2012 | $88.77 | $58.43 | $85.64 |
| June 30, 2008 | $27.46 | $20.65 | $23.92 | June 29, 2012 | $92.00 | $75.53 | $83.43 |
| **September 30, 2008** | $25.84 | $14.37 | $16.24 | September 28, 2012 | $100.72 | $81.43 | $95.32 |
| December 31, 2008 | $16.63 | $11.31 | $12.19 | December 31, 2012 | $96.68 | $71.61 | $76.15 |
| March 31, 2009 | $15.70 | $11.17 | $15.02 | March 28, 2013 | $79.29 | $59.86 | $63.23 |
| June 30, 2009 | $20.91 | $14.84 | $20.35 | June 28, 2013 | $66.53 | $55.01 | $56.58 |
| September 30, 2009 | $26.98 | $19.20 | $26.48 | September 30, 2013 | $73.39 | $57.32 | $68.11 |
| December 31, 2009 | $30.56 | $25.82 | $30.12 | December 31, 2013 | $82.16 | $68.33 | $80.16 |
| March 31, 2010 | $33.92 | $27.18 | $33.56 | March 31, 2014 | $80.02 | $70.51 | $76.68 |
| June 30, 2010 | $39.86 | $28.48 | $35.93 | June 30, 2014 | $95.05 | $73.05 | $92.93 |
| September 30, 2010 | $42.10 | $33.65 | $40.53 | September 30, 2014 | $103.74 | $92.57 | $100.75 |
| December 31, 2010 | $46.66 | $39.68 | $46.08 | December 31, 2014 | $119.75 | $95.18 | $110.38 |
| March 31, 2011 | $52.13 | $46.41 | $49.78 | March 31, 2015 | $133.60 | $104.64 | $124.43 |
| June 30, 2011 | $50.71 | $44.38 | $47.95 | June 30, 2015 | $134.54 | $123.10 | $125.42 |
| September 30, 2011 | $60.41 | $47.74 | $54.45 | September* 2, 2015 | $132.97 | $92.00 | $112.34 |
| December 30, 2011 | $60.96 | $50.61 | $57.86 | | | | |

\* This free writing prospectus includes for the third calendar quarter of 2015 data for the period from July 1, 2015 through September 2, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2015.

The graph below illustrates the daily performance of the Reference Stock from January 1, 2008 through September 2, 2015 based on information from the Bloomberg Professional® service. ***Past performance of the Reference Stock is not indicative of its future performance.***



## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Annual Coupon Rate calculated using the actual number of calendar days during the period from but excluding the most recent Coupon Payment Date to and including the accelerated maturity date, and on the basis of a 360-day year. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return of the Reference Stock, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date. If a market disruption event exists with respect to the Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% and referral fees of up to 0.60% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.10% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit."  We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes.  Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service ("IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

We will not attempt to ascertain whether the issuer of the Reference Stock would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the issuer of the Reference Stock were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuer of the Reference Stock and consult your tax advisor regarding the possible consequences to you if the issuer of the Reference Stock is or becomes a PFIC or a USRPHC.

*U.S. Holders*.  Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement).  For purposes of dividing the Annual Coupon Rate of 8.00% on the Notes among interest on the Deposit and Put Premium, [●]% constitutes interest on the Deposit and [●]% constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

*Non-U.S. Holders*. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

# TABLE OF CONTENTS

# HSBC USA Inc.

## $    Autocallable Yield Notes

### September 4, 2015

### FREE WRITING PROSPECTUS